UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

October 2005 down 19.8% Year over Year

Mexico City, November 10, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of October 2005 decreased by 19.8% when compared to October 2004, reflecting the impact of Hurricane Wilma.

All figures in this announcement reflect comparisons between the 31-day period starting October 1 through October 31, 2005 and 2004. Transit and general aviation passengers are excluded.

Airport	October 2004	October 2005	% Change
Cancun	674,195	451,209	(33.1%)
Cozumel	29,605	15,469	(47.7%)
Huatulco	15,305	17,110	11.8%
Merida	75,692	108,754	43.7%
Minatitlan	10,907	13,333	22.2%
Oaxaca	46,897	46,195	(1.5%)
Tapachula	14,572	18,805	29.0%
Veracruz	54,127	53,478	(1.2%)
Villahermosa	58,779	61,232	4.2%
ASUR Total	980,079	785,585	(19.8%)

Hurricane Wilma, which hit the region in October 2005, forced the closure Cancun and Cozumel airports. Cancun airport closed on October 21 at 6pm and reopened on October 24 at 8am; Cozumel airport closed on October 21 at 3pm and reopened on October 23 at 9am.

Cancun airport currently has only one of its two terminals in operation owing to damage sustained to Terminal 1 during the hurricane.

The terminal at Cozumel airport sustained damage to its ceilings, air-conditioning systems, windows, and electrical wiring.

As of the date of this release, ASUR cannot estimate when operations at Cancun and Cozumel airports will return to normal.

The use of Merida airport to evacuate 21,997 tourists that were in the Cancun region during the hurricane accounts for the increase in passenger traffic at this airport.

In order to illustrate the impact of the hurricane, the following table shows the passenger traffic numbers for the periods prior to and after the hurricane, comparing the traffic with the same period in 2004:

	October 1-21			October 22-31
Airport	2004	2005	% Change	2004	2005	% Change

Cancún	431,031	418,980	-2.8%	243,164	32,229	-86.7%
Cozumel	19,064	13,528	-29.0%	10,541	1,941	-81.6%
Huatulco	9,688	9,096	-6.1%	5,617	8,014	42.7%
Mérida	49,512	53,156	7.4%	26,180	55,598	112.4%
Minatitlán	7,310	8,990	23.0%	3,597	4,343	20.7%
Oaxaca	29,554	28,503	-3.6%	17,343	17,692	2.0%
Tapachula	9,767	13,118	34.3%	4,805	5,687	18.4%
Veracruz	36,350	36,945	1.6%	17,777	16,533	-7.0%
Villahermosa	38,312	40,412	5.5%	20,467	20,820	1.7%

ASUR Total	630,588	622,728	(1.2%)	349,491	162,857	(53.4%)

ASUR’s management believes that the lower passenger traffic numbers to Cancun and Cozumel during the period October 1 through 21 were largely the result of the reduction in available accommodation caused by Hurricane Emily, which struck the region in July 2005.

Prior to Hurricane Wilma, the region’s Municipal Tourism Authority had estimated that of the 2,918 hotel rooms in Cancun which were damaged by Hurricane Emily and which were still out of service on September 30, all but 63 were expected to be returned to service by December 31 2005. In Cozumel, the owners of two hotels which closed a total of 500 rooms estimated that these rooms would be reopened in November 2005.

Hurricane Wilma caused widespread damage to the hotel infrastructure of Cancun and Cozumel, and as at the date of this release the Tourism Authority has not issued an estimate of the number of hotel rooms that were damaged, nor when these rooms are expected to return to service.

At this time ASUR cannot estimate the impact that these events will have on passenger traffic for the fourth quarter of 2005, or fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: November 10, 2005